Press Release
Cognyte Announces Agenda for Virtual Analyst and Investor Day on April 8
Senior leadership team to provide deeper dive into Cognyte technology, market dynamics, and three-year financial targets

HERZLIYA, Israel, April 7, 2025 – Cognyte Software Ltd. (NASDAQ: CGNT) (“Cognyte”), a global leader in investigative analytics software, today announced the agenda for its virtual Analyst & Investor Day taking place tomorrow, Tuesday, April 8, 2025, beginning at 8:00 a.m. ET.
The agenda for the investor day is as follows:
•Reintroducing Cognyte to the Investment Community
•Solutions and Technology Overview
•Product Demonstration
•Market Dynamics Overview
•Financials and Three-Years Targets
•Q&A Session
Analysts and investors interested in participating in this virtual event are encouraged to register on the Investor Relations page on Cognyte’s website at https://www.cognyte.com/investors/
Those interested in participating in the question-and-answer session need to register at https://register-conf.media-server.com/register/BIedfee6757e5b4bc0b58a7c1da03ccca6 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the investor day).
A webcast replay will be available shortly after the conclusion of the live event.
About Cognyte Software Ltd.
Cognyte is a leading software-led technology company, focused on solutions for data processing and investigative analytics which allow customers to generate actionable intelligence from their data, thereby enabling a safer world. Cognyte’s solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex landscape. With offerings that leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, Cognyte enables smarter, faster decisions for successful outcomes. Hundreds of customers rely on Cognyte solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, Cognyte accelerates investigations with exceptional speed and accuracy while enabling customers to better anticipate, predict and mitigate threats with greater precision. Learn more at www.cognyte.com.
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Investor Relations Contact:
Dean Ridlon
Cognyte Software
IR@cognyte.com